Exhibit 1.01

CDC Games Achieves Rapid Growth in Registered Users for Its Open Beta Test of Special Force

Special Force Garners More than 1.1 Million Registered Users in First Two Weeks of the Open
Beta Program in China

Beijing, May 22, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that the open beta of Special Force, the first free-to-play FPS (first person shooter) game in China, has attracted more than 1.1 million registered users with only limited marketing of the open beta program since May 9. Based on initial results of the open beta program, the game is on track for commercial launch prior to the end of the second quarter.

Special Force provides CDC Games with first-mover advantage in securing significant market share in the FPS category of online gaming in China. Open beta testing encourages broad public usage among gamers to complete final testing of the user experience, as well as testing of deployment and scalability of the game. CDC Games’ developers will use this feedback to improve and enhance the user experience and make any technical adjustments to the game prior to its commercial launch. No major technical or functionality issues have been identified in the open beta program. The program will last several more weeks until the game’s commercial launch.

Developed by Dragonfly, Special Force is a first person shooter online game that originated in Korea. The game allows players to create their own elite military units with customized weapons and equipment selected from those used by real special forces from around the world. With advanced 3D graphics and advanced special effects, the game will allow users nationwide to play against each other in teams and compete in competitions, which will provide for a very compelling experience in ranking one’s self and one’s team against other individuals and teams across the country.

Special Force was recently ranked as the top online game in Korean Internet cafes for more than 50 consecutive weeks. Currently, the game has been deployed at nine Internet Data Centers and is being promoted in more than 1,200 Internet café events in more than 100 cities in China. During the open beta program, CDC Games also plans to organize various Special Force tournaments – team versus team or players versus players — throughout China. There will be Special Force scoreboards displaying team and individual scores, including name, military rank and scores. Players rise in the rankings by achieving higher scores. To help players compete and enhance their gaming experience, a wide variety of virtual weapons and equipment, some only available to certain ranked players, are available for sale. CDC Games’ tournament programs will culminate in a series of championship matches. The results, along with commentary and analysis, will be published on the Special Force official website.

“We are very pleased that the first FPS online game in China is already achieving such growing popularity at this stage of the program,” said Antony Yip, vice chairman of CDC Games and launch-team leader for Special Force. “A wide variety of games are needed to address the desires of gamers in China, the world’s largest online games market. We are confident that Special Force, along with our other previously announced online games which will launch later this year, will meet the discriminating needs and requirements of China’s diverse gamer interests. By continuously identifying and meeting the demands of China’s diverse player base, we expect CDC Games to emerge as one of the leading global publishers and developers of online games.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 46.5 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.
Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to make a commercial release before the end of Q2 2007, the success of the open beta test and promotions for Special Force, the ability to refine the server and network technology to improve the game experience, the success of the development of a centralized gaming platform for CDC Games, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully first person shooter games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Public Relations
Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations
Monish Bahl
CDC Corporation
678-259-8510
Email: Monishbahl@cdcsoftware.com